Exhibit 99.1

Link Motion Welcomes China AI Capital Limited as New
Anchor Shareholder; Announces Changes to its Board of Directors

BEIJING – July 19, 2018 – Link Motion Inc., (NYSE: LKM), a leading smart car and smart ride company, today welcomes China AI Capital Limited (“China AI”) as a new anchor shareholder and announces corresponding changes to its board of directors.

China AI agreed to invest US$ 20 million into the Company by purchasing 70,175,439 Class B common shares (Class B Shares), or the economic equivalent of 14,035,088 American depository shares (ADSs) each representing five (5) Class A common shares for a purchase price of $0.285 per Class B Share, or the equivalent of $1.425 per ADS. This represents a 25% premium over the closing price per share on July 16, 2018 of the ADSs on the New York Stock Exchange. At the time of the signing of the subscription agreement for the purchase of the Class B Shares, China AI paid an initial US$10 million of the total US$20 million purchase price. The remaining US$10 million of the aggregate purchase price is scheduled to be paid, subject to certain customary conditions, on or before September 19, 2018. Each Class B Share, like all of the Company’s other 50.35 million Class B common shares outstanding prior to the transaction, has ten votes per share, providing our new anchor shareholder with an effective control position and a powerful incentive to contribute mightily to the Company’s success.

In conjunction with China AI’s investment, the Company today also announced changes to its board of directors. Effective today, the Company has appointed Mr. Rui Chi and Mr. Bruson Li as new members of its board of directors. In addition, Mr. Ding Chun has tendered his resignation as an independent director of the Company effective immediately due to personal reasons.

Mr. Rui Chi is a highly respected senior banker with more than 20 years of financial industry experience. Mr. Chi has held important positions in many recognized financial institutions in China and abroad, including Morgan Stanley, Credit Suisse, Deutsche Bank, and China Merchants Bank. Mr. Chi graduated from Nankai University.

“I’m excited to be joining Link Motion’s board at this exciting inflection point,” said Mr. Rui Chi. “I believe the Company’s future in the Smart Ride and Smart Car space attractively positions them in some of the most important growth sectors of the future. I look forward to helping to bring the Company new partnerships and other opportunities in the internet and automotive industries.”

Mr. Bruson Li is currently the founder and CEO of HH Medical Group which provides online medical consulting services. He has more than 10 years’ experience in business operations and strategic investments. Mr. Li was formerly an executive vice president of NQ Mobile Inc from 2010 to 2015. He graduated from Beijing Jiaotong University with a B.S. in Computer Engineering.

“I believe Link Motion’s future is brighter than it has ever been,” said Mr. Li. “I am very pleased to have this opportunity to rejoin this Company and I look forward to helping the Company achieve its greatest value and achievements yet in the future.”

“I would first like to thank Mr. Ding Chun for his contributions to the Board of Directors and his service. At the same time, we welcome China AI as an important and strategic new shareholder.” Said Dr. Vincent Wenyong Shi, Chairman of Link Motion Inc. “We are excited about Mr. Chi and Mr. Li joining our Board. We look forward to joining together with them and others as we focus on executing our Smart Ride and Smart Car business.”